EXHIBIT 99.1

Trades under the symbol (TSX): PJC.A

Press release

For immediate release

THE JEAN COUTU GROUP (PJC) INC. AND RITE AID CORPORATION TRANSACTION

UPDATE TO THE EXPECTED CLOSING DATE

Longueuil, Quebec, December 21, 2006 — On August 24, 2006, The Jean Coutu Group (PJC) Inc. (‘‘The Jean Coutu Group’’) (TSX: PJC.A) announced that it had entered into a definitive agreement to sell approximately 1,850 Brooks and Eckerd drugstores and six distribution centers, primarily on the East Coast and in the Mid-Atlantic states of the United States, to Rite Aid Corporation (‘‘Rite Aid’’) (NYSE: RAD). Based upon continuing discussions among The Jean Coutu Group, Rite Aid and the Federal Trade Commission, the transaction, which is subject to review under the Hart-Scott Rodino Act, Rite Aid stockholder approval and other customary closing conditions, is now expected to close shortly after the end of The Jean Coutu Group’s third quarter, which ends on March 3, 2007.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,186 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people. The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 327 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, litigation involves risks and uncertainties of duration, cost and outcome, including an adverse ruling or settlement. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc. André Belzile Senior Vice-President, Finance and Corporate Affairs (450) 646-9760
Information:	Michael Murray Director, Investor Relations (450) 646-9611, Ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, Ext. 1165 Toll free: 1-866-878-5206